Exhibit 1

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Balance Sheets	2 - 3

Interim Condensed Consolidated Statements of Income and Comprehensive income	4 - 5

Interim Statements of Changes in Shareholders' Equity	6 - 7

Interim Condensed Consolidated Statements of Cash Flows	8 – 10

Notes to Interim Condensed Consolidated Financial Statements	11 - 19

- - - - - - - - - - - -

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2016	2015
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,745	$7,252
Trade receivables (net of allowance for doubtful accounts of $1,044 and $1,347 at June 30, 2016 and December 31, 2015, respectively)	11,627	9,494
Other accounts receivable and prepaid expenses	2,360	1,596
Inventories	4,416	4,697
Current assets of discontinued operation	-	11,616

Total current assets	26,148	34,655

LONG-TERM ASSETS:
Long term loans to related parties	820	-
Long-term accounts receivable	499	490
Severance pay fund	3,000	2,740
Property and equipment, net	3,614	3,278
Other intangible assets, net	398	443
Goodwill	32,208	31,388
Deferred tax asset	2,202	3,086
Long Term assets of discontinued operation	-	27,358

Total long-term assets	42,741	68,783

Total assets	$68,889	$103,438

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2016	2015
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$4,572	$4,820
Trade payables	5,871	4,651
Deferred revenues and customer advances	735	671
Other accounts payable and accrued expenses	6,160	5,168
Current liabilities of discontinued operation	-	15,142

Total current liabilities	17,338	30,452

LONG-TERM LIABILITIES:
Long-term loans from banks	6,340	8,385
Deferred revenues and other long-term liabilities	331	258
Accrued severance pay	3,429	3,345
Long term liabilities of discontinued operation	-	5,963

Total long term liabilities	10,100	17,951

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital
Ordinary shares of NIS 3 par value -
Authorized: 16,000,000 unaudited shares at June 30, 2016 and December 31, 2015; Issued and outstanding: 7,799,244 and 7,784,644 shares at June 30, 2016 and December 31, 2015, respectively	5,775	5,770
Additional paid-in capital	128,183	128,410
Accumulated other comprehensive income	(5,351)	(6,254)
Accumulated deficit	(87,316)	(71,822)

Total Pointer Telocation Ltd.'s shareholders' equity	41,291	56,104

Non-controlling interest	160	(1,069)

Total equity	41,451	55,035

Total liabilities and equity	$68,889	$103,438

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited		Unaudited

Revenues:
Products	11,555	11,535	6,048	5,753	22,266
Services	19,485	19,368	10,166	9,738	38,301

Total revenues	31,040	30,903	16,214	15,491	60,567

Cost of revenues:
Products	7,178	6,906	3,782	3,583	13,435
Services	8,774	9,372	4,702	4,673	17,879

Total cost of revenues	15,952	16,278	8,484	8,256	31,314

Gross profit	15,088	14,625	7,730	7,235	29,253

Operating expenses:
Research and development	1,824	1,718	919	824	3,409
Selling and marketing	5,615	5,079	2,968	2,640	10,468
General and administrative	4,227	4,391	2,093	2,220	9,278
Amortization of intangible assets	195	292	105	140	538
Impairment of intangible and tangible assets	-	-	-	-	917

Total operating expenses	11,861	11,480	6,085	5,824	24,610

Operating income	3,227	3,145	1,645	1,411	4,643
Financial expenses (income), net	243	(221)	323	147	63
Other expenses (income), net	(4)	13	2	13	10

Income before taxes on income	2,988	3,353	1,320	1,251	4,570
Taxes on income	854	645	276	309	1,307

Net income from continuing operations	2,134	2,708	1,044	942	3,263
Net income (loss) from discontinued operations, net	154	57	(168)	(41)	535
Net income	2,288	2,765	876	901	3,798

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited

Profit (loss) from continuing operations attributable to:
Pointer Telocation Ltd's shareholders	2,123	2,765	1,037	1,004	3,338
Non-controlling interests	11	(57)	7	(62)	(75)

	2,134	2,708	1,044	942	3,263

Profit (loss) from discontinued operations attributable to:
Pointer Telocation Ltd's shareholders	120	103	(175)	(1)	607
Non-controlling interests	34	(46)	7	(40)	(72)

	154	57	(168)	(41)	535

Earnings per share from continuing operations attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings per share	$0.27	$0.36	$0.13	$0.13	$0.43

Diluted net earnings per share	$0.27	$0.35	$0.13	$0.13	$0.42

Weighted average -Basic number of shares	7,787,009	7,694,976	7,789,365	7,701,317	7,725,246

Weighted average – fully diluted number of shares	7,924,421	7,961,010	7,934,321	7,957,222	7,938,489

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd.'s Shareholders

	Number of shares	Share capital	Additional paid-in capital	Accumulated Other comprehensive income	Accumulated Deficit	Non- controlling interest	Total equity

Balance as of January 1, 2015	7,688,564	$5,705	$129,618	$(2,909)	$(75,767)	$(2,851)	$53,796

Issuance of shares in respect of Stock-based compensation	14,999	3	11	-	-	-	14
Stock-based compensation expenses	-	-	309	-	-	-	309
Acquisition of non-controlling interests	81,081	62	(1,528)	-	-	2,007	541
Other comprehensive income	-	-	-	(3,345)	-	(78)	(3,423)
Net loss attributable to Non -controlling interest	-	-	-	-	-	(147)	(147)
Net income attributable to Pointer shareholders	-	-	-	-	3,945	-	3,945

Balance as of December 31, 2015	7,784,644	$5,770	$128,410	$(6,254)	$(71,822)	$(1,069)	$55,035

Issuance of shares in respect of Stock-based compensation	14,600	5	2	-	-	-	7
Stock-based compensation expenses	-	-	94	-	-	-	94
Other comprehensive income	-	-	-	793	-	811	1,604
Transaction with shareholders	-	-	(323)	323	-	-	-
Distribution of a subsidiary as a dividend in kind	-	-	-	(213)	(17,737)	373	(17,577)
Net income attributable to Non -controlling interest	-	-	-	-	-	45	45
Net income attributable to Pointer Telocation Ltd's shareholders	-	-	-	-	2,243	-	2,243

Balance as of June 30, 2016 (unaudited)	7,799,244	$5,775	$128,183	$(5,351)	$(87,316)	$160	$41,451

Accumulated other comprehensive income for six month that ended on June 30, 2016:

Accumulated foreign currency translation differences, net	(5,351)

Accumulated other comprehensive income	$(5,351)

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd.'s Shareholders
	Number of	Share	Additional paid-in	Accumulated other comprehensive	Accumulated	Non- controlling	Total
	shares	capital	capital	income	deficit	interest	equity

Balance as of January 1, 2015	7,688,564	$5,705	$129,618	$(2,909)	$(75,767)	$(2,851)	$53,796

Issuance of share capital	12,875	2	5	-	-	-	7
Stock-based compensation expenses	-	-	174	-	-	-	174
Other comprehensive income	-	-	-	(52)	-	(62)	(114)
Net income attributable to Non -controlling interest	-	-	-	-	-	(101)	(101)
Net income attributable to Pointer shareholders	-	-	-	-	2,866	-	2,866

Balance as of June 30, 2015 (unaudited)	7,701,439	$5,707	$129,797	$(2,961)	$(72,901)	$(3,014)	$56,628

Accumulated other comprehensive income for six month that ended on June 30, 2015:

Accumulated foreign currency translation differences, net	(2,961)

Accumulated other comprehensive income	$(2,961)

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited		Unaudited

Cash flows from operating activities:

Net income	$2,288	$2,765	$876	$901	$3,798
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,775	1,985	877	979	3,959
Impairment of tangible and intangible assets	-	-	-	-	917
Accrued interest and exchange rate changes of debenture and long-term loans	74	10	290	376	(888)
Accrued severance pay, net	121	(38)	74	(6)	17
Gain from sale of property and equipment, net	(179)	(72)	(53)	(38)	(143)
Stock-based compensation	94	174	36	83	309
Decrease in restricted cash	-	62	-	-	62
Decrease in trade receivables, net	(4,284)	(513)	(585)	(10)	(236)
Increase in other accounts receivable and prepaid expenses	(906)	(1,060)	(249)	(1,106)	(469)
Decrease (increase) in inventories	443	(180)	207	(171)	658
Decrease Deferred income taxes	1,038	387	248	197	1,080
Decrease (increase) in long-term accounts receivable	(9)	14	126	12	(91)
Increase in trade payables	2,042	900	296	837	1,277
Increase (decrease) in other accounts payable and accrued expenses	2,460	(291)	1,293	(701)	(1,448)

Net cash provided by operating activities	4,957	4,143	3,436	1,353	8,802

Cash flows from investing activities:
Purchase of property and equipment	(2,861)	(1,354)	(1,284)	(769)	(3,616)
Purchase of other intangible assets	(115)	-	(115)	-	-
Proceeds from sale of property and equipment	594	648	118	337	1,266

Net cash used in investing activities	(2,382)	(706)	(1,281)	(432)	(2,350)

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited		Unaudited

Cash flows from financing activities:

Receipt of long-term loans from banks	95	15,103	-	4,546	14,934
Repayment of long-term loans from banks	(2,250)	(17,729)	(1,123)	(6,335)	(19,503)
Repayment of long-term loans from shareholders	-	(32)	-	(19)	-
Proceeds from issuance of shares and exercise of options, net of issuance costs	-	6	-	-	15
Short-term bank credit, net	128	(486)	83	(18)	(915)
Distribution as a dividend in kind of previously consolidated subsidiary (a)	(1,870)	-	(1,870)	-	-

Net cash used in financing activities	(3,897)	(3,138)	(2,910)	(1,826)	(5,469)

Effect of exchange rate on cash and cash equivalents	(280)	(409)	(155)	1,098	(193)

Increase (decrease) in cash and cash equivalents	(1,602)	(110)	(910)	193	790
Cash and cash equivalents at the beginning of the period	$9,347	8,557	$8,655	8,254	8,557

Cash and cash equivalents at the end of the period-continuing operations	7,252	6,834	7,252	6,834	7,252
Cash and cash equivalents at the end of the period-discontinued operations	-	1,613	-	1,613	2,095
Total Cash and cash equivalents at the end of the period	$7,745	$8,447	$7,745	$8,447	$9,347

(a)	Distribution as a dividend in kind of previously consolidated subsidiary:

	The subsidiaries' assets and liabilities at date of distribution:

	Working capital (excluding cash and cash equivalents)	(5,443)	-	(5,443)	-	-
	Property and equipment	7,048	-	7,048	-	-
	Goodwill and other intangible assets	15,883	-	15,883	-	-
	Other long term liabilities	(1,781)	-	(1,781)	-	-
	Non-controlling interest	373	-	373	-	-
	Accumulated other comprehensive loss	(213)	-	(213)	-	-
	Dividend in kind	(17,737)	-	(17,737)	-	-

		$(1,870)	$-	$(1,870)	$-	$-

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(b)	Non-cash activity:

	Purchase of property and equipment	$107	$264	$107	$208	$378

(c)	Supplemental disclosure of cash flow activity:

	Cash paid during the year for:
	Interest	$270	$414	$132	$220	$640

	Income taxes	$27	$18	$22	$6	$27

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	On June 8, 2016 Pointer Telocation Ltd. ("the Company") spun off its Israeli subsidiary, Shagrir Group Vehicle Services Ltd. (“Shagrir”), through which the Company carried out its road side assistance (RSA), activities and listed Shagrir's shares on the Tel Aviv Stock Exchange. The results of Shagrir until the spin-off are included in the Company's results and presented as discontinued operations (see note 9).

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim financial statements:

The accompanying consolidated balance sheet as of June 30, 2016, consolidated statements of income and comprehensive income for the three and six months ended June 30, 2016 and 2015 and the consolidated statements of cash flows for the three and six months ended June 30, 2016 and 2015 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the preparation of the consolidated financial statements, it applied the significant accounting policies, on a consistent basis to the annual financial statements of the Company as of 31 December 2015.

In the opinion of management, the unaudited interim condensed consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2016, the Company's consolidated cash flows and financial performance for the three and six months ended June 30, 2016 and 2015.

The balance sheet at December 31, 2015 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete set of financial statements.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2015 included in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 31, 2016.

Results for the three and six months ended June 30, 2016 are not necessarily indicative of results that may be expected for the year ending December 31, 2016.

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.	Principles of consolidation:

Our consolidated financial statements include the accounts of the Company and its' wholly and majority owned subsidiaries, referred to herein as the group.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

d.	Accounting Standards still not effective

In May 2014, the Financial Accounting Standards Board (FASB) issued a new standard to achieve a consistent application of revenue recognition within the U.S., resulting in a single revenue model to be applied by reporting companies under U.S. generally accepted accounting principles. Under the new model, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. On July 9, 2015, the FASB agreed to delay the effective date by one year. In accordance with the agreed upon delay, the new standard is effective for us beginning in the first quarter of 2018. Early adoption is not permitted. The new standard is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. We have not yet selected a transition method nor have we determined the impact of the new standard on our consolidated condensed financial statements.

In March 2016, the FASB issued an ASU amending the accounting for stock-based compensation and requiring excess tax benefits and deficiencies to be recognized as a component of income tax expense rather than equity. This guidance also requires excess tax benefits to be presented as an operating activity on the statement of cash flows and allows an entity to make an accounting policy election to either estimate expected forfeitures or to account for them as they occur. The ASU is effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The Company is currently evaluating the impact of the ASU.

In June 2016, the Financial Accounting Standards Board issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326)” ("ASU 2016-13"). ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU 2016-13 will become effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact of the guidance on its consolidated financial statements.

NOTE 3:- INVENTORIES

	June 30,	December 31,
	2016	2015
	Unaudited

Raw materials	$1,974	$2,284
Work in process	212	24
Finished goods	2,230	2,389

	$4,416	$4,697

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

b.	Collateral:

The Company provided bank guarantees in the amount of $399 in favor of its lessor customs and customers.

c.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation ("BIRD"), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of June 30, 2016 is $2,444. No royalties were accrued or paid during 2016 and 2015.

d.	Litigation:

1.	As of June 30, 2016, several claims were filed against the Company, mainly by customers. The claims are in an amount aggregating to approximately $266. The substance of the claims is the malfunction of the Company's products, which occurred during the ordinary course of business. The Company's management, based on the opinion of its legal counsel, in of the opinion that no material costs will arise in respect to these claims.

2.	In August 2014, Pointer Brazil received a notification of lack of payments of $ 484 of VAT tax (Brazilian ICMS tax) plus $ 2,029 of interest and penalty totaling $ 2,513 of infraction. The Company is defending this litigation at court and made a provision of $77 thousands; the total timeframe of litigation is up to 14 years.

3.	In July 2015, the company received a tax deficiency notice against Pointer Brazil, pursuant to which Pointer or Pointer Brazil is required to pay an aggregate amount of approximately US$ 12.1 million. The claim is based on the argument that the services provided by Pointer Brazil should be classified as "Telecommunication Services", and therefore subject to the State Value Added Tax. The Company based on the opinion of its legal counsel, in of the opinion that no material costs will arise in respect to these claims and did not make any provision once this issue has two precedents that won the same type of litigation.

e.	Commitments:

The Company and DBSI Investment Ltd. ("DBSI"), an equity owner in the Company (see Note 7), have entered into a management services agreement pursuant to which DBSI shall provide management services in consideration of annual management fees of $180 for a period of three years commencing on May 27, 2014.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

f.	Covenants:

a.	In respect of the bank loans provided to the Company for the purpose of funding the 2007 acquisition transaction, pursuant to which the Company acquired the activities and assets of Cellocator Ltd. ("Cellocator") and the acquisition of Pointer Brazil and in connection with the utilization of its credit facilities, the Company is required to meet certain financial covenants as follows:

1.	The ratio of the shareholders’ equity to the total consolidated assets will not be less than 20% and the shareholders equity will not be less than $20,000, starting December 31, 2007.

2.	The ratio of the Company and its subsidiaries' debt (debt to banks, convertible debenture and loans from others that are not subordinated to the bank less cash) to the annual EBITDA will not exceed 4 in 2010 and thereafter.

3.	The ratio of the Company’s debt (debt to banks, convertible debenture and loans from others was not subordinated to the bank less cash) to the annual EBITDA will not exceed 4.2 in 2013-2014, 3.5 in 2015, 3 in 2016 and 2.5 in 2017 and thereafter.

As of June 30, 2016, the Company is in compliance, and expects to remain in compliance, with the financial covenants of its credit facilities in 2016.

g.	In December 2011 one of the Company's Argentinean subsidiaries received a notification from the C.N.C. (Telecommunication Authority Agency) stating that the subsidiary is subject to a new tax (1% over sales related to data transmission) that had not been applicable to the subsidiary in the past.

As of the issuance of these financial statements, the subsidiary had only answered this notification but plans to appeal in the near future. Management has recorded a provision for the full amount (i.e. capital plus interest of $193).

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:- NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share from continuing operations:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited
Numerator:
Numerator for basic net earnings per share - Net income from continuing operations	$2,123	$2,765	$1,037	$1,004	$3,338

Numerator for diluted net earnings per share - Net income from continuing operations	$2,123	$2,765	$1,037	$1,004	$3,338

Denominator:
Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	7,787	7,695	7,789	7,701	7,725

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	7,924	7,961	7,934	7,957	7,938

Basic net earnings per share from continuing operations	$0.27	$0.36	$0.13	$0.13	$0.42

Diluted net earnings per share from continuing operations	$0.27	$0.35	$0.13	$0.13	$0.42

NOTE 6:- INCOME TAXES

The effective tax rate for the six months ended June 30, 2016 was 29% as compared to 20% for the six months ended June 30, 2015. The increase is mainly due adjustment in tax assets in respect with the updated tax rate in Israel.

NOTE 7:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	June 30,	December 31,
	2016	2015
	Unaudited

Other accounts payable and accrued expenses:
DBSI (see note 4e)	$53	$53

b.	Transactions with related parties:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited

Management fees to DBSI (see Note 4e)	$90	$90	$45	$45	$180
Sales to related parties	$22	$21	$11	$12	$52
Purchase from related parties	$24	$26	$7	$26	$145

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

c.	Long term loan related parties:

The Company has granted a long term loan to its related party Shagrir. The loan bears no interest and will not be paid before 31 December 2020. As of June 30, 2016 the loan balance is $820 thousands.

NOTE 8:- SEGMENT INFORMATION

a.	The Company had three reporting segments until the spin-off of Shagrir (see note 1), while the RSA segment was related to Shagrir's operation. Following the spin-off the Company operates with two reporting segments. The following segment identification is identical to the segment used in the latest annual consolidated financial report.

b.	The following presents segment results of operations for the six months ended June 30, 2016 (unaudited):

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	$11,193	$23,685	$(3,838)	$31,040

Segments operating profit	$772	$2,351	$104	$3,227

Segments tangible and intangible assets	$8,431	$25,627	$2,162	$36,220

Depreciation and amortization	$166	$964	$-	$1,130

Expenditures for assets	$51	$1,078	$-	$1,129

c.	The following presents segment results of operations for the six months ended June 30, 2015 (unaudited):

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	$11,009	$22,484	$(2,590)	$30,903

Segments operating profit	$1,243	$1,717	$185	$3,145

Segments tangible and intangible assets	$8,758	$26,926	$3,179	$38,863

Depreciation and amortization	$171	$1,175	$-	$1,346

Expenditures for assets	$79	$906	$-	$985

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:- SEGMENT INFORMATION (Cont.)

d.	The following presents segment results of operations for the three months ended June 30, 2016 (unaudited):

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	$5,591	$12,248	$(1,625)	$16,214

Segments operating profit	$166	$1,438	$41	$1,645

Segments tangible and intangible assets	$8,431	$25,627	$2,162	$36,220

Depreciation and amortization	$83	$530	$-	$613

Expenditures for assets	$31	$476	$-	$507

e.	The following presents segment results of operations for the three months ended June 30, 2015 (unaudited):

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	$5,545	$11,124	$(1,178)	$15,491

Segments operating profit	$612	$730	$69	$1,411

Segments tangible and intangible assets	$8,758	$26,926	$3,179	$38,863

Depreciation and amortization	$85	$584	$-	$669

Expenditures for assets	$50	$466	$-	$516

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:- SEGMENT INFORMATION (Cont.)

f.	The following presents segment results of operations for the year ended December 31, 2015:

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	$19,489	$47,938	$(6,860)	$60,567

Segments operating profit (loss)	$1,000	$3,848	$(205)	$4,643

Segments tangible and intangible assets	$8,469	$24,836	$1,804	$35,109

Depreciation, amortization and impairment expenses	$338	$3,067	$-	$3,405

Expenditures for assets	$149	$1,647	$-	$1,796

NOTE 9:- DISCONTINUED OPERATION

a.	Below are the main groups of assets and liabilities classified as discontinued operation:

December 31,
2015

Assets:
Cash and cash equivalents	2,095
Accounts receivable	8,909
Other accounts receivable and prepaid expenses	444
Inventories	168
Severance pay fund	5,446
Property and equipment	6,117
Goodwill	15,365
Intangible assets	373
Deferred tax asset	57

Assets of discontinued operation	$38,974

Liabilities:
Short-term bank credit and current maturities of long-term bank loans	84
Trade Payables	7,127
Other accounts payable and accrued expenses	7,931
Long term loans from banks	180
Accrued severance pay	5,783

Liabilities of discontinued operation	$21,105

Net assets/liabilities of discontinued operation	$17,869

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:- DISCONTINUED OPERATION (Cont.)

b.	Below is data of the operating results attributed to the discontinued operation:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited		Unaudited

Revenue from sales	18,247	19,385	7,403	9,820	40,498
Cost of sales	15,260	16,893	6,202	8,543	35,427
Gross profit	2,987	2,492	1,201	1,277	5,071

Selling, general and administrative expenses	2,183	1,926	917	1,045	3,649
Operating income	804	566	284	232	1,422

Financial expenses, net	53	399	33	227	805
Other expenses (income), net	348	-	348	-	(15)
Taxes on income	249	110	71	46	97
Income (loss) from discontinued operation	154	57	(168)	(41)	535

c.	Below is data of the net cash flows provided by (used in) the discontinued operation:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited		Unaudited

Operating activities	116	1,232	338	662	4,047

Investing activities	(1,187)	134	(690)	51	(746)

Financing activities	251	(6)	221	(122)	(250)

NOTE 10:- SUBSEQUENT EVENTS

a.	On August 29, 2016 the Company signed a binding agreement to acquire Cielo Telecom, a fleet management services company based in South Brazil. Cielo Telecom manages fleet customers covering approximately 16,000 trucks. The closing of the agreement is subject to the fulfillment of certain precedent conditions. In consideration for this acquisition, Pointer will make cash payment of approximately BRL 21 million (approximately $6.5 million).

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